KW 3/4

[redacted]

13013115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
405

~~ANNUAL AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spire Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12355 Sunrise Valley Dr #305
(No. and Street)

Reston | VA | 20191
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sue McKeown
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPA's PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive | Reston | VA | 20191
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/5/13

OATH OR AFFIRMATION

I, Stuart Brawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spire Securities, LLC, as of Dec 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President - Finance
Title

Rasha Ali Bitar
Notary Public

RASHA ALI BITAR
COMMONWEALTH OF VIRGINIA
REG. NO. 7260209
EXPIRES 11/30/2013
NOTARIAL SEAL

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2013

To the Board of Directors
Spire Securities, LLC
12355 Sunrise Valley Drive, Suite 305
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Spire Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spire Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and over payment from prior year which consisted of the review of the 2012 SIPC forms, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance supporting the adjustments, noting no differences; and
5. Compared the amount of any over payment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

SCHEDULE OF ASSESSMENT AND PAYMENTS

SPIRE SECURITIES, LLC

Year Ended December 31, 2012

SIPC-6 Assessment - 2012	$ 4,372
Prior year overpayment applied	0
Payment applied (ck# 1555)	(4,372)
	0
SIPC-7 Assessment - 2012	7,676
SIPC-6 payment	(4,372)
Payment applied (ck# 1606)	(3,304)
	$ 0

CST Group, CPAs, PC verified that payment was made to SIPC for the 2012 assessment.

Audited Financial Statements
and Other Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2012 and 2011

CONTENTS

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Spire Securities, LLC
Reston, Virginia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Spire Securities, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of income, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 14, 2013

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

STATEMENTS OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 451,105	$ 402,052
Prepaid expenses	51,881	50,323
Commissions receivable	470,746	189,231
Deposit held by FINRA	6,786	6,283
TOTAL CURRENT ASSETS	980,518	647,889
OTHER ASSETS		
Deposit held by clearing organization	175,000	175,000
Due from related entity - See note	427	924
	175,427	175,924
	$1,155,945	$ 823,813

	December 31, 2012	December 31, 2011
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 426,648	$ 176,341
Accounts payable	7,451	402
TOTAL CURRENT LIABILITIES	434,099	176,743
MEMBER'S EQUITY	721,846	647,070
	$1,155,945	$ 823,813

See independent auditor's report and notes to financial information.

STATEMENTS OF INCOME

SPIRE SECURITIES, LLC

		Year Ended December 31, 2012	2011
INCOME			
Revenue		$7,371,734	$5,782,071
EXPENSES			
Operating expense		7,000,701	5,532,911
	OPERATING INCOME	371,033	249,160
NON-OPERATING INCOME			
Interest income		4,635	4,197
Interest expense		(892)	(1,092)
		3,743	3,105
	NET INCOME	$ 374,776	$ 252,265

See independent auditor's report and notes to financial information.

STATEMENTS OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2010	$ 544,805
Net income, 2011	252,265
Less: distributions to member	(150,000)
BALANCE, DECEMBER 31, 2011	647,070
Net income, 2012	374,776
Less: distributions to member	(300,000)
BALANCE, DECEMBER 31, 2012	$ 721,846

See independent auditor's report and notes to financial information.

STATEMENTS OF CASH FLOWS

SPIRE SECURITIES, LLC

	Year Ended December 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 374,776	$ 252,265
Changes to net income not affecting cash:		
Effects of changes in operating accounts and accruals:		
Commissions and clearing receivable	(281,515)	22,928
Prepaid expenses	(1,558)	(8,542)
Deposit held by FINRA	(503)	(641)
Accounts payable	7,049	(86)
Commission payable	250,307	7,771
NET CASH PROVIDED BY OPERATING ACTIVITIES	348,556	273,695
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from related party	497	3,674
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distribution	(300,000)	(150,000)
NET INCREASE IN CASH	49,053	127,369
Cash, beginning of the year	402,052	274,683
CASH, END OF YEAR	$ 451,105	$ 402,052
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 892	$ 1,092
Cash paid for income taxes	$ 0	$ 0

See independent auditor's report and notes to financial information.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2012 and 2011

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when earned rather than when received. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the years ended December 31, 2012 and 2011 was $6,887,048 and $5,352,992, respectively.

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2012 and 2011 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. The agreement is in effect until October 2013 and thereafter may be renewed annually. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $200,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $100,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2012 and 2011.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth, LLC allocates management fees based on the percentage of Spire Securities' gross revenues to total gross revenues of both entities. As a result of transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $427 and $924 as of December 31, 2012 and 2011, respectively.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. It pays its pro-rata share of the sister company's lease expense, based upon revenue percentages, as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2012 and 2011 was $131,667 and $130,544, respectively.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

At December 31, 2012, the Company's aggregate indebtedness to net capital ratio was 0.6768 to 1 and the Company had net capital of $641,381, which was $541,381 in excess of its required net capital of $100,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2012 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2012 through February 14, 2013, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2012 and 2011

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have audited the financial statements of Spire Securities, LLC as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 14, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CST Group, CPAs, PC

February 14, 2013

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

SCHEDULE I - COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

	December 31, 2012	December 31, 2011
Total member's equity	$ 721,847	$ 647,070
Deduct: non-allowable assets	(80,466)	(81,226)
NET CAPITAL	$ 641,381	$ 565,844

SCHEDULE II - NET CAPITAL RECONCILIATION

SPIRE SECURITIES, LLC

December 31, 2012

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Spire Securities, LLC for the year ended December 31, 2012.

DIFFERENCES WITH FOCUS REPORT $ 0

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Spire Securities, LLC
Reston, Virginia

In planning and performing our audit of the financial statements of Spire Securities, LLC (the Company), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

February 14, 2013

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS